UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2013

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment to Shareholders’ Agreement

On February 11, 2013, Edwards Group Limited (the “Company”), CCMP Capital Investors II (AV-3), L.P. (“CCMP Capital”), CCMP Capital Investors (Cayman) II, L.P. (“CCMP Cayman” and together with CCMP Capital, “CCMP”) and Unitas Capital Investors (Cayman) Ltd. (“Unitas”) entered into an amendment and waiver (the “Amendment and Waiver”) to that certain Shareholders’ Agreement, dated as of May 16, 2012, among the Company, CCMP Capital, CCMP Cayman, Unitas and the management shareholders listed therein.  Pursuant to the Amendment and Waiver, CCMP and Unitas will no longer be obligated to vote all equity securities held by them together and in a consistent manner, including with respect to each other’s appointment of directors to the Board of Directors of the Company. Further, CCMP also waived its right to consent to the appointment or dismissal of the chief executive officer or chief financial officer and to the increase or decrease of the maximum number of directors constituting the Board of Directors of the Company.

Controlled Company Exemption

As a result of the Amendment and Waiver, the Company will cease to be a “controlled company” under Rule 5615(c) of NASDAQ’s Stock Market rules and therefore will no longer be able to rely on the “controlled company” exemption for certain corporate governance matters, including, the independence of our nomination and corporate governance committee, our remuneration committee and our board of directors.  However, the Company continues to be a “foreign private issuer” (as defined in Rule 3b-4(c) under the Securities and Exchange Act of 1934, as amended) under the NASDAQ Stock Market rules.

As a foreign private issuer, the Company is permitted to follow home country practice in lieu of certain NASDAQ corporate governance rules, subject to certain requirements.  The Company currently relies, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•                  NASDAQ Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of the Company’s board of directors.

•                  NASDAQ Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of a company’s fiscal year-end. As allowed by the laws of the Cayman Islands, the Company may hold an annual general meeting but is not obliged to do so.

•                  NASDAQ Rule 5620(b), which requires a company, for all meetings of shareholders, to solicit proxies and provide proxy statements. As allowed by the laws of the Cayman Islands, while the Company may solicit proxies and provide proxy statements, it has not adopted any such requirements.

•                  NASDAQ Rule 5620(c), which requires a minimum quorum for a shareholders meeting of 331/3% of the outstanding ordinary shares. As is allowed under the Company’s home country practice, the Company’s amended and restated memorandum and articles of association’s minimum quorum requirement is that two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum.

•                  NASDAQ Rule 5635, which requires shareholder approval for the issuance of securities: (i) in connection with the acquisition of stock or assets of another company; (ii) when it would result in a change of control; (iii) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of common stock at a price less than market value. Under the laws of the Cayman

Islands, the power to allot and issue shares is vested in the directors and as such, do not require shareholder approval.

The Company intends to avail itself of the foreign private issuer exemption with respect to the following rules:

•                  NASDAQ Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by NASDAQ.  As is allowed under the Company’s home country practice, the Company’s Nomination and Corporate Governance Committee is not comprised entirely of independent directors.

•                  NASDAQ Rule 5605(d) & (e), which require that compensation for the Company’s executive officers and selection of the Company’s director nominees be determined by a majority of independent directors. As is allowed under the Company’s home country practice, the Company’s nomination and corporate governance committee and remuneration committee is not comprised entirely of independent directors.

If at any time the Company ceases to be a foreign private issuer under the rules of NASDAQ, the Company’s board of directors will take all necessary action to comply with NASDAQ corporate governance rules, including appointing a majority of independent directors to the board of directors of the Company and establishing certain committees composed entirely of independent directors.

Cautionary Statement Concerning Forward Looking Statements

This release includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company’s control and all of which are based on management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this release and include statements regarding the intentions, beliefs or current expectations of management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company’s business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and the industry in which the Company operates, most of which are difficult to predict and many of which are beyond the Company’s control. These risks, uncertainties and assumptions include, but are not limited to, the following: conditions in the global credit markets and the economy, including volatile conditions in Europe; capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries; the Company’s ability to forecast demand for its products and services; growth in various end-markets; the Company’s ability to maintain existing customer relationships; the Company’s ability to timely and successfully develop and commercialize new products; the Company’s ability to meet customers’ quality standards, specifications, process-related performance requirements or delivery schedules; maintenance of the efficiency of the Company’s supply chain, the prices of its components and the capacity of its manufacturing operations; the Company’s ability to realize expected benefits from its restructuring program or future investments; the Company’s ability to retain key management and recruit and retain highly skilled and technical employees; reliance on proprietary and non-proprietary technology and processes;  competition in the Company’s markets; risks associated with doing business internationally;  fluctuations in foreign exchange rates; environmental and health and safety liabilities, regulatory compliance and expenditures; work stoppages or other labor disputes; and risks associated with the Company’s level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 12, 2013	EDWARDS GROUP LIMITED

	By:	/s/ Adam Ramsay
	Name:	Adam Ramsay
	Title:	Legal Director